Exhibit 6.18

[Aperion Biologics Letterhead]

October [      ], 2015

[      ]

[      ]

[      ]

Re: Payment of Board Fees

Dear [      ]:

As you know, you and Aperion Biologics, Inc. (the “Company”) have previously agreed that the Company would defer all payments of cash compensation due to you for services on the Board of Directors of the Company (the “Board”) since July 2013. The Company deferred such compensation because making such payment would jeopardize the Company’s ability to continue as a going concern. The total amount of deferred compensation and fees due to you was $[      ] as of [       ], 2015 (the “Deferred Board Fees”), and no other fees or compensation are currently owed to you for your services on the Board.

This letter is to confirm our agreement that the Company shall pay, and you will accept the payment of, 70% of the Deferred Board Fees, as of September 30, 2015, or $[       ], by issuing to you an aggregate of [      ] shares of common stock of the Company (the “Shares”) at a per share price of $0.27. The remaining 30% of the Deferred Board Fees, or $[      ], will be paid in cash immediately following the completion of a public offering (the “Public Offering”) by the Company pursuant to Regulation A of the Securities Act of 1933, as amended. In addition, you agree that 70% of any Deferred Board Fees incurred, on a prorated basis, between October 1, 2015 and the completion of the Public Offering will be paid by issuance of shares of common stock of the Company at a per share price equal to the then fair market value of the shares of common stock, to be determined in good faith by the Board of Directors of the Company, and the remaining 30% of such Deferred Board Fees shall be paid in cash immediately following the completion of the Public Offering. You agree that the issuance of the Shares to you constitutes full and complete satisfaction of all obligations of the Company with respect to 70% of the Deferred Board Fees.

Sincerely,

Daniel Lee

Chief Executive Officer of Aperion Biologics, Inc.

Agreed to by

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